Item 77(C)

RESULTS OF THE SPECIAL MEETING

A Special Meeting of Shareholders of the Fund was held on February 29, 2012 at the offices of the Fund at 11 Hanover Square, 12th Floor, New York, New York 10005, for the following purposes:

1. To change the Fund’s business from an investment company to an operating company that will own, operate, manage, acquire, develop and redevelop professionally managed self storage facilities and, in connection therewith, to amend the Fund’s fundamental investment restrictions to permit the Fund to pursue its new business.

For	Against	Abstained
3,469,269	1,586,628	111,633

2. To amend the Fund’s Articles of Incorporation to impose certain limits and restrictions on ownership and transferability relating to the Fund’s capital stock in order to comply with certain federal tax requirements applicable to real estate investment trusts.

For	Against	Abstained
3,496,781	1,555,590	115,159